Exhibit 99.1

XCF Global Capital, Inc. Business Combination

with Focus Impact BH3 Acquisition Co.

Conference Call Transcript

Date:	Tuesday, March 12, 2024

Time:	9:00 AM ET

Speakers:	Carl Stanton
CEO, Focus Impact BH3 Acquisition Co.

Mihir Dange
CEO, XCF Global Capital, Inc.

Jade Liou
CFO, XCF Global Capital, Inc.

Wray Thorn
CIO, Focus Impact BH3 Acquisition Co.

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Operator:
Thank you for standing by; this is the conference operator.

Good morning, and welcome to the investor conference call in connection with the announced business combination between XCF Global Capital, Inc. or XCF and Focus Impact BH3 Acquisition Co. or Focus Impact BH3.

As a reminder, all participants are in listen-only mode and the conference is being recorded. Should you need assistance during the conference call you may signal an operator by pressing * then 0.

I would like to first remind everyone that this call contains forward-looking statements including, but not limited to, statements relating to XCF’s and Focus Impact BH3’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties, and future XCF performance.

Forward-looking statements are inherently subject to risks, uncertainties (some of which are beyond the control of the companies) and assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and to review Focus Impact BH3’s filings with the SEC for a discussion of these risks that can affect the business combination, XCF’s business, and the business of the combined company after completion of the proposed business combination. Focus Impact BH3 and XCF are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

In addition, we will be discussing certain non-GAAP financial measures today, including EBITDA. Please see our other materials furnished with the SEC for additional information regarding these non-GAAP financial measures. The non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures may differ from similarly titled measures used by other companies. XCF is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures for projected EBITDA in future periods without unreasonable effort, and therefore no reconciliation of forward-looking EBITDA is included.

© 2024 XCF Global Capital, Inc.

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I will now turn the call over to Mr. Carl Stanton, CEO of Focus Impact BH3. Please go ahead.

Carl Stanton:
Good morning, thank you all for joining the call. Today, we are excited to announce Focus Impact BH3’s proposed business combination with XCF Global Capital, a new leader in the renewable fuels industry.

Focus Impact BH3 is a special purpose acquisition corp. controlled by Focus Impact Partners, and we’ve had a vision of bringing to market a great company that is creating a positive impact for the world while developing world-class financial results.  I’m happy to report that we found a company that exemplifies our vision in XCF Global. XCF intends to be a leading producer of sustainable aviation fuel or “SAF” in North America and is expanding to the public markets in order to accelerate its growth.

The aviation industry contributes a whopping 12% of all transportation-related carbon emissions and its share of global energy-related CO2 emissions has grown faster than all other transport forms. This is why corporations and governments worldwide have developed a plan to reduce it. The International Air Transport Association or IATA, the agency that represents 320 airlines across 120 countries, has established emissions reduction policies to reduce absolute emissions by 50% by 2050.

SAF is the key to unlocking the aviation industry’s carbon footprint problem. SAF allows for an impressive reduction of up to 80% in carbon emissions over the fuel lifecycle as compared to traditional jet fuel. It is a drop-in fuel, meaning there are no changes required to the current aviation fleet, and it is readily accepted worldwide.

A shift in customer sentiment and new regulatory policies in North America, Europe, and Asia provide massive tailwinds for both SAF supply and demand, driving the need for additional suppliers. As an example, here in the United States, with the benefit of heavy federal government incentives, many major US airlines have expressed support for SAF through the establishment of climate targets, including targets to have at least 10% SAF in their fleets by 2030. This target represents 3 billion gallons of consumption compared to only 25 million gallons consumed last year.

XCF seeks to address the industry’s growing demand for SAF and is set for tremendous growth. To that end, XCF has signed a definitive agreement to acquire New Rise Renewables, which owns a flagship plant and adjacent site in Reno, Nevada. Pending the close of this transaction, the Reno site is anticipated to be in production in 2024, with an expected 38 million gallons of annual production. This will be followed by three additional sites, which are already slated for production by 2028, bringing the total for Company to over 150 million gallons of annual capacity.

© 2024 XCF Global Capital, Inc.

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Importantly, XCF has assembled an excellent management team with decades of experience, and proven ability to execute, including its CEO, Mihir Dange, who I’m really pleased to introduce to you today.

Mihir, please go ahead.

Mihir Dange:
Thanks Carl, and thanks to everyone for joining us on the call today. On behalf of the entire XCF team, I want to also express our enthusiasm for this transaction, and what it means for the future of our company as an early mover in the rapidly developing world of sustainable aviation fuel.

At XCF, we see tremendous growth potential from SAF and renewables and are very eager to help define the landscape. We live in an exciting time with so many compelling green energy platforms racing to reduce the globe’s carbon footprint. SAF production in the United States is in the very early stages, and I strongly believe XCF has the potential of being a leader in this space.

Before we dive deeper, what is sustainable aviation fuel?

SAF is a synthetic kerosene derived from non-food feedstocks such as waste oils and fats, green and municipal waste and non-food crops, and it recycles CO2 absorbed by biomass during its lifetime rather than injecting new carbon into the ecosystem.  Using SAF instead of conventional fossil-based jet fuel could reduce greenhouse gas emissions by up to 80%. As SAF is chemically identical to conventional jet fuel, we believe SAF is the only viable near-term solution to decarbonizing the aviation sector, as it is both drop-in ready, meaning it is easily integrated with the existing aviation infrastructure, and it has the required energy density, meaning that just like jet fuel it can power long distance flights without adding significant weight.

As Carl mentioned, the whole aviation industry is working towards decarbonization. Governments, transportation agencies and leading global airlines have set emissions reduction policies to meet lofty carbon reduction goals. In the United States, multiple government agencies have partnered to launch the SAF Grand Challenge, to encourage domestic consumption of 3 billion gallons of SAF by 2030. According to the EPA, only 14 million gallons of SAF were consumed in the US in 2022.

© 2024 XCF Global Capital, Inc.

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These regulatory tailwinds, coupled with our belief that SAF is the only viable option for aviation decarbonization, is why we at XCF have harnessed our full suite of capabilities towards pursuing our mission of becoming a leading SAF producer, and helping to do our part in decarbonizing the planet.

Here are some reasons why we feel we are poised for success. First, we have an existing pipeline of projects with one on the precipice of being operational.  Pending our acquisition of New Rise Renewables, our first facility in Reno, Nevada is expected to be in production by fall of 2024, and we expect to develop the adjacent site for SAF production beginning operations in 2026. We intend to convert two additional plants in Florida and North Carolina to SAF production by 2028. That’s a total of four sites that we expect to come online in the next four years.

Second, we are using reliable, proven technologies that have been successfully used before. Following the completion of our acquisition of New Rise Renewables, we will have a license agreement in place with Axens North America, one of the industry leaders in process and catalyst development, to utilize Axens’ liquid full hydrotreating technology. Axens’ technology enables versatile hydrotreatment and boosts yields. We are in the process of having a production policy guarantee in place, enabling more cost-effective transfer of commercial and technology risks to the insurance markets, which helps emerging leaders like us de-risk our projects and secure financing effectively and confidently.

Third, we have a versatile feedstock base, allowing us to respond and react to market conditions. Our pretreatment process gives us flexibility to use multiple non-food feedstocks, such as soybean oil, distillers corn oil, used cooking oil, and also animal fats and other plant oils. This flexibility enables us to lower supply costs and mitigate supply volatility by allowing us to choose amongst the most cost-effective inputs available. We also anticipate that we will vertically integrate our non-food feedstock supply, providing greater control of process and pricing.

Finally, our new SAF production facilities will benefit from government tax credits and lower-cost financing through government sponsored programs at the federal and state levels in the US.

© 2024 XCF Global Capital, Inc.

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Our goal is to change the world for the better while delivering world class returns. We believe we have an early-mover advantage, and upon close of this transaction and the New Rise transaction, we will be well positioned as one of the only public pure-play SAF producers in the United States.

I‘d now like to pass the call over to our CFO, Jade Liou, who will provide a brief summary of our business model and financial outlook. Over to you, Jade.

Jade Liou:
Thanks, Mihir, and good morning, everyone.

I’m very excited to be part of this team as I believe XCF is on the cusp of something great. We are combining our collective vision and experience with an ambitious growth strategy to chart a path through this frontier of energy transition.

As Mihir mentioned, we see the tremendous opportunity in SAF and renewable energy and are very bullish on the sector.

Our business plan includes multiple levers for growth in the near to medium term. Our existing pipeline will come online over the next four years, with SAF production scaling from roughly 38 million gallons in 2025, our first full year of operation at the New Rise Reno facility, to over 150 million gallons across all four facilities by 2028. At the same time, we plan to scale our operating base by opportunistically acquiring new sites across the country which we can then relatively quickly convert to SAF production facilities, each with similar design and footprint to our Reno facility. And as Mihir said, we also intend to vertically integrate our feedstock sourcing, and are in conversations regarding a joint venture to secure a long-term feedstock agreement, which would lower our supply costs and enhance profitability.

A cornerstone of our business model is the built-in cash flow visibility. We have a long-term agreement with an established Fortune 50 company who will be our feedstock and offtake partner for the Reno plant, which we are extending to include SAF. Under the agreement, our partner will supply 100% of the feedstock and would be the priority buyer for all of the SAF we produce at Reno. It is this type of partnership which we feel will bring stability to our operations and lay the foundation for our growth, and we consider it to be a great vote of confidence in our business.

© 2024 XCF Global Capital, Inc.

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To briefly comment on our near-term financial outlook – based on our estimates for the New Rise Reno flagship, we anticipate we will produce roughly 13 million gallons of SAF for the partial year 2024, representing $156 million in revenue and $84 million in EBITDA. In 2025 we expect revenue from the New Rise Reno plant of $477 million and EBITDA of $263 million, at a stabilized production level of 38 million gallons.

I will now hand the call over to Wray Thorn, Chief Investment Officer of Focus Impact BH3, to review some of the details of the transaction.

Wray Thorn:
Thank you, Jade, and good morning, everyone.

I’m very pleased to share a bit more detail about the transaction that we’re excited to have announced this morning, in which XCF has signed an agreement to combine with Focus Impact BH3 Acquisition Company, to create a publicly listed, pure-play SAF producer in the US.

The business combination values XCF at a pre-transaction equity value of approximately $1.5 billion and reflects an expected pro forma enterprise value for the combined company of approximately $1.8 billion. XCF’s and New Rise’s major shareholders have agreed to roll over 100% of their ownership into the combined company.  The transaction is conditioned on the consummation of the New Rise acquisition by XCF.

The transaction does not have a minimum cash requirement in order to close, but the parties intend to seek fundraising opportunities prior to consummation of the transaction. Upon closing, the combined entity is expected to be listed on the NASDAQ or the New York Stock Exchange. We are targeting for the transaction to close in the second half of 2024, following regulatory review and Focus Impact BH3 shareholder approval.

Potential net proceeds from the transaction are expected to be used to further expand XCF’s SAF production, to invest in certain expected high return SAF development opportunities, to continue to scale XCF’s project management team and to pay transaction expenses.

© 2024 XCF Global Capital, Inc.

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We believe that the contemplated transaction represents a reasonable valuation based on the forecasted revenue and EBITDA generated by the company’s existing operations. We also believe the assumptions employed in these forecasts regarding the production capacity, and expected value of the company’s SAF production, are conservative in nature. In addition, we believe the company is well-positioned to grow by completing additional projects both within its current target pipeline and by developing new SAF production facilities in the future.

We believe XCF is well positioned to be a leader in the early and growing SAF industry in the United States. Focus Impact BH3 is proud to be part of this exciting business combination. Our partnership with XCF and their dedication to catalyzing the sustainable fuel industry is an example of our commitment to impact investing in companies that are great companies in part because of the positive impact that they are having for the world and where that impact can be an alpha generator to a company’s financial success. Together, we aim to accelerate XCF’s growth to become one of America’s leading SAF producers, where we can contribute to reducing the aviation sector’s global carbon footprint and help to build a company that creates significant growth and value for its investors over time.

We’re excited to be able to introduce XCF to the public equity capital markets through the contemplated transaction and to help the company achieve its future growth and expansion objectives.

With that I’d like to hand it back to Mihir for closing remarks.

Mihir Dange:
Thanks, Wray.

As the team and I have laid out, XCF’s goal of becoming a leading producer of SAF, combined with regulatory tailwinds and the industry’s acute awareness of, and motivation to reduce its carbon footprint, presents a long-term opportunity for us to develop this market and generate attractive returns while doing good.

Our mission is to scale and operate renewable fuel production facilities engineered to the highest levels of compliance, reliability and quality to produce SAF and other clean-burning biofuels. We are eager to meet the growing demand for renewable fuels and to address the sustainability initiatives of governments, transportation agencies and major carriers. To this end, we are excited to be partnering with Focus Impact BH3 to expand the scale of our business and accelerate the build-out of our SAF production facilities. We have a strategic early-mover advantage, with operations ready to launch and a modular design that can be replicated across the nation.

© 2024 XCF Global Capital, Inc.

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We are confident that the transaction we announced this morning will catalyze the success of XCF, and we look forward to working with the Focus Impact BH3 team to execute on our growth plans and facilitate industry adoption of sustainable aviation fuel while creating significant value for our shareholders.

We welcome strategic relationships and discussions with all the carriers in this industry and look forward to further defining this landscape.

Thank you all for your time and attention.

Operator
This concludes today’s conference call.  You may disconnect your lines. Thank you for participating and have a pleasant day.

© 2024 XCF Global Capital, Inc.